UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Nasdaq Deficiency Letter

On May 18, 2021, the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”) notified the Company that it no longer met the periodic filing requirement for The Nasdaq Stock Market under Listing Rule 5250(c)(l)(the “Rule”). Based on the July 7, 2021, filing of the Company’s Form 20-F for the year ended December 31, 2020, on July 12, 2021, Nasdaq determined that the Company complies with the Rule. Accordingly, this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO GROUP, LTD.

Date: July 13, 2021	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer